PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	September 30, 2019	December 31, 2018
ASSETS
Current Assets
Cash and cash equivalents		$4.4	$0.6
Accounts receivable		44.3	42.8
Fair value of risk management contracts	14	0.5	3.5
Other assets	3	62.3	33.8
Assets held for sale	4	—	16.0
		111.5	96.7
Fair value of risk management contracts	14	0.7	4.5
Other assets	3	58.7	86.2
Property, plant and equipment	4	898.0	1,074.2
Exploration and evaluation assets	5	37.9	82.6
TOTAL ASSETS		$1,106.8	$1,344.2

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$57.3	$72.7
Fair value of risk management contracts	14	3.5	4.2
Current portion of long term debt	6	361.5	232.9
Current portion of provisions and other liabilities	7	63.3	39.7
Liabilities associated with assets held for sale	7	—	16.0
		485.6	365.5
Long term debt	6	343.7	481.7
Provisions and other liabilities	7	250.5	245.1
		1,079.8	1,092.3
Shareholders' Equity
Shareholders' capital	9	4,843.2	4,838.1
Contributed surplus		7.9	9.9
Deficit		(4,824.1)	(4,596.1)
		27.0	251.9
Commitments	16
Subsequent events	17
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,106.8	$1,344.2
Future Operations (Note 1)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2019 Financial Results	1

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2019	2018	2019	2018
REVENUES
Oil and gas sales	11	$118.2	$147.2	$390.9	$421.0
Royalties, net of incentives		(6.0)	(7.4)	(19.1)	(20.5)
		112.2	139.8	371.8	400.5
Commodity risk management gains (losses)
Realized gain (loss) on commodity risk management	14	(4.1)	(22.9)	(16.3)	(57.1)
Change in fair value of commodity risk management contracts	14	1.8	21.7	1.9	13.4
		109.9	138.6	357.4	356.8
EXPENSES
Operating		19.7	20.4	55.2	58.3
Diluent and other purchases		44.6	53.8	162.3	170.4
Transportation		5.4	5.7	17.7	16.0
General and administrative		7.6	9.7	21.2	28.8
Depletion and depreciation	4	26.9	33.0	86.0	98.1
Impairment	4, 5	100.0	—	195.0	—
Change in other decommissioning liabilities	7	3.3	—	12.2	—
		207.5	122.6	549.6	371.6
OPERATING INCOME (LOSS)		(97.6)	16.0	(192.2)	(14.8)

Other (income) expense items
(Gain) loss on disposition of properties		(0.4)	0.5	(0.5)	1.2
Unrealized foreign exchange (gain) loss	15	1.0	(3.0)	(8.0)	6.1
Realized foreign exchange (gain) loss	15	—	0.1	0.3	(0.4)
Interest and financing charges	6	14.2	12.3	43.7	36.0
Restructuring costs		8.9	0.5	9.1	0.3
Accretion	7	1.2	1.8	3.6	5.2
Other (income) expense		(2.6)	6.5	(12.4)	6.3
INCOME (LOSS) BEFORE TAXES		(119.9)	(2.7)	(228.0)	(69.5)
Deferred income tax (recovery) expense	8	—	(1.1)	—	(13.2)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		($119.9)	($1.6)	($228.0)	($56.3)
NET INCOME (LOSS) PER SHARE	13
Basic		($0.21)	$—	($0.41)	($0.10)
Diluted		($0.21)	$—	($0.41)	($0.10)

See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2019 Financial Results	2

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2019	2018	2019	2018
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		($119.9)	($1.6)	($228.0)	($56.3)
Non-cash items
Depletion, depreciation and accretion	4, 7	28.1	34.8	89.6	103.3
Impairment	4, 5	100.0	—	195.0	—
Change in other decommissioning liabilities	7	3.3	—	12.2	—
Deferred income tax (recovery) expense	8	—	(1.1)	—	(13.2)
Unrealized foreign exchange (gain) loss	15	1.0	(3.0)	(8.0)	6.1
Change in fair value of commodity risk management contracts	14	(1.8)	(21.7)	(1.9)	(13.4)
Share based compensation	10	1.2	1.7	3.1	3.1
(Gain) loss on disposition of properties		(0.4)	0.5	(0.5)	1.2
Onerous lease contracts		—	5.3	—	3.6
Other items		(0.8)	2.0	(5.7)	2.8
Onerous office lease payments		—	(1.3)	—	(4.3)
Interest and financing charges	6	14.2	12.3	43.7	36.0
Expenditures on remediation	7	(7.7)	(3.8)	(29.1)	(14.1)
Change in non-cash operating working capital	12	(8.0)	(2.3)	(38.1)	(32.5)
Cash flow from operating activities		9.2	21.8	32.3	22.3
FINANCING
Long term debt (repayment)	6	(2.0)	(20.5)	6.5	49.5
Payments on lease obligations	7	(1.4)	(0.1)	(3.4)	(0.7)
Interest and financing charges paid		(5.4)	(5.9)	(34.2)	(31.8)
Cash flow from financing activities		(8.8)	(26.5)	(31.1)	17.0
INVESTING
Capital expenditures		(2.7)	(6.8)	(16.0)	(56.3)
Proceeds on property dispositions		0.4	9.6	5.7	17.5
Withdrawals from remediation trust fund		5.9	3.9	17.3	9.6
Change in non-cash investing working capital	12	0.1	(2.0)	(4.4)	(11.2)
Cash flow from investing activities		3.7	4.7	2.6	(40.4)
CHANGE IN CASH AND CASH EQUIVALENTS		4.1	—	3.8	(1.1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		0.3	—	0.6	1.1
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$4.4	$—	$4.4	$—
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2019 Financial Results	3

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2019	2018	2019	2018
SHAREHOLDERS' CAPITAL	9
Balance, beginning of period		$4,842.2	$4,838.1	$4,838.1	$4,829.7
Exercise of share based compensation awards		1.0	—	5.1	8.4
Balance, end of period		4,843.2	4,838.1	4,843.2	4,838.1

CONTRIBUTED SURPLUS
Balance, beginning of period		7.7	6.4	9.9	13.3
Share based compensation	10	1.2	1.8	3.1	3.3
Exercise of share based compensation awards		(1.0)	—	(5.1)	(8.4)
Balance, end of period		7.9	8.2	7.9	8.2

DEFICIT
Balance, beginning of period		(4,704.2)	(4,091.5)	(4,596.1)	(4,036.8)
Net income (loss)		(119.9)	(1.6)	(228.0)	(56.3)
Balance, end of period		(4,824.1)	(4,093.1)	(4,824.1)	(4,093.1)

TOTAL SHAREHOLDERS' EQUITY		$27.0	$753.2	$27.0	$753.2
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2019 Financial Results	4

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED SEPTEMBER 30, 2019 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a conventional resource developer of Canadian oil and natural gas assets currently focused on growing bitumen production from the Lloydminster formation at the Lindbergh thermal oil project through steam assisted gravity drainage ("SAGD"). The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three and nine months ended September 30, 2019 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2018 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2018 annual Consolidated Financial Statements except as noted below.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth's annual report for the year ended December 31, 2018.
The Consolidated Financial Statements were authorized for release by the Board of Directors on November 6, 2019.
Future Operations
On March 5, 2019, Pengrowth's Board of Directors commenced a formal process to explore and develop strategic alternatives (the "Strategic Review") with a view to strengthening the Corporation's balance sheet and maximizing enterprise value. Throughout the Strategic Review process, with the assistance of its legal and financial advisors, the Corporation explored a comprehensive range of strategic and transaction alternatives, including a sale, merger or other business combination; a disposition of all or certain assets of the Corporation; recapitalization and refinancing opportunities; sourcing new financing and equity capital; amendment and extension transactions in respect of Corporation's outstanding debt; and other alternatives to improve the Corporation's financial position and maximize value.
On November 1, 2019, Pengrowth announced that it has entered into a definitive arrangement agreement ("Arrangement Agreement") with Cona Resources Ltd. (the "Purchaser"), a portfolio company of Waterous Energy Fund, pursuant to which the Purchaser has agreed to repay the outstanding principal amount and accrued interest to the date of the Arrangement Agreement owing under the Corporation's credit facility ("Credit Facility") and all secured term notes (the "Secured Notes", and together with the Credit Facility, the "Secured Debt") and acquire all of Pengrowth’s outstanding common shares for aggregate per share consideration (the “Share Consideration”) of Cdn$0.05 and a pro-rata portion of any funds that may be received by Pengrowth as a result of a pending litigation matter. The proposed transaction (the "Transaction") is subject to various closing conditions and approvals, including Court approval, approvals by the Corporation’s shareholders and its lenders and noteholders (collectively the "Secured Debtholders"), and receipt of Competition Act (Canada) approval.
The Corporation will seek approval of the Transaction by the Secured Debtholders and Pengrowth’s shareholders at special meetings expected to be held on or about December 18, 2019 (the "Special Meetings"). The Transaction will require the approval of (a) 66.67 percent of the votes cast by the shareholders present in person or by proxy at the Special Meeting of shareholders, and (b) a majority of Secured Debtholders in number holding not less than 66.67 percent of the Secured Debt voting together in a single class at the Special Meeting of Secured Debtholders.
Further details are disclosed in Note 17.
On November 1, 2019, Pengrowth also announced that it has reached a further agreement to extend the maturity date under its Credit Facility to November 29, 2019, subject to conditions below. The Corporation's Credit Facility is provided

PENGROWTH Third Quarter 2019 Financial Results	5

by a broad syndicate of domestic and international banks and had a scheduled maturity of October 31, 2019, as outlined in Note 6. The extension of the maturity to November 29, 2019 was supported by 100 percent of the lenders in Pengrowth’s banking syndicate.
Pengrowth previously obtained a 30-day extension of the maturity date under its Near Term Secured Notes (as further defined in Note 6), which as a result of that extension have a scheduled maturity date of November 18, 2019. In the event that Pengrowth does not obtain, by November 15, 2019, a further extension of the maturity of Near Term Secured Notes to a date not earlier than November 29, 2019, the maturity date of the Credit Facility will be November 15, 2019 pursuant to the terms of the amending agreement with Pengrowth’s lenders.
Pengrowth is seeking to enter into support agreements with its Secured Debtholders pursuant to which the Secured Debtholders agree to support the Transaction and deliver such consents as may be necessary in connection with the completion of the Transaction, including the further extension of maturity dates under the Secured Debt pending the completion of the Transaction.
In the event that Secured Debtholders representing a majority in number of Secured Debtholders holding at least 66.67 percent of the Secured Debt have not executed and delivered support agreements on or before November 15, 2019, the Purchaser may terminate the Arrangement Agreement. In such circumstances the Purchaser may seek within ten days of the termination of the Arrangement Agreement to implement an Alternative Transaction where Pengrowth shareholders may not receive any consideration or nominal consideration.
Notwithstanding the foregoing, there is no guarantee or assurance that the Transaction will be completed. If the Arrangement Agreement is terminated and the Transaction is not completed, the Corporation anticipates that Pengrowth shareholders may not receive any consideration or nominal consideration.
In the event that the Transaction cannot be completed due to the various conditions and approvals required above, or if the extensions or support agreements from the Secured Debtholders are not obtained, Pengrowth would not have the ability to fund the upcoming debt maturities nor would it be compliant with projected covenants in the fourth quarter of 2019 and as such there remains significant uncertainty related to these events and conditions that raise substantial doubt as to whether the Corporation will continue as a going concern, and therefore whether it will realize its assets and settle its liabilities in the normal course of business and at the amounts stated in the financial statements. While there is no certainty as to the completion or timing of the Transaction, management believes that the Corporation will be successful in completing the Transaction in a timely manner and, accordingly, has prepared the financial statements on a going concern basis.
Accordingly, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that may be necessary should the consolidated entity not continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES
Adoption of IFRS 16 Leases
Effective January 1, 2019, Pengrowth adopted IFRS 16 using the modified retrospective approach. The modified retrospective approach does not require restatement of comparative information as it recognizes the cumulative effect as an adjustment to opening retained earnings, as applicable, and applies the standard prospectively.
The following table shows the impact of IFRS 16 adoption on the Consolidated Balance Sheets as at January 1, 2019:

	As reported, December 31, 2018	Balance on adoption as at January 1, 2019	Impact of IFRS 16 Adoption
Assets
Other assets (current and non-current)	$120.0	$122.4	$2.4
Property, plant and equipment	1,074.2	1,082.8	8.6
Liabilities and shareholders' equity
Provisions and other liabilities (current and non-current)	300.8	311.8	11.0
The following table shows the impact of IFRS 16 adoption on the Consolidated Statement of Income (Loss) for the nine months ended September 30, 2019:

	Before IFRS 16 Adoption	As reported	Impact of IFRS 16 Adoption
General and administrative	$21.8	$21.2	($0.6)
Depletion and depreciation	85.2	86.0	0.8
Interest and financing charges	42.2	43.7	1.5
Total			$1.7

PENGROWTH Third Quarter 2019 Financial Results	6

The following table shows the impact of IFRS 16 adoption on the Consolidated Statement of Cash Flows for the nine months ended September 30, 2019:

	Before IFRS 16 Adoption	As reported	Impact of IFRS 16 Adoption
Cash flow from operating activities	$28.9	$32.3	$3.4
Cash flow from financing activities	(26.6)	(31.1)	(4.5)
Cash flow from investing activities	1.5	2.6	1.1
Total			$—
The right-of-use ("ROU") asset was included in Property, Plant and Equipment and was measured at the amount equal to the lease liability on January 1, 2019 with no impact on retained earnings. The lease liability was reflected in Provisions and Other Liabilities and was measured at the present value of the remaining lease payments, discounted using Pengrowth's incremental borrowing rate as at January 1, 2019. The weighted average incremental borrowing rate used to determine the lease obligation on adoption was approximately 6.0 percent. The ROU assets and lease liabilities recognized largely relate to the Corporation's head office lease in Calgary. The Corporation has elected to apply the practical expedient to adjust the ROU assets at January 1, 2019 by the amount of the provision for onerous leases of $25.8 million, as an alternative to an impairment review. The office lease subleases were classified as finance leases resulting in $2.4 million recognized as Other Assets at January 1, 2019. See Notes 3, 4 and 7 for more information.
The Corporation has also elected to apply the practical expedients of not recognizing ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term and were not considered material at September 30, 2019.
The difference between operating lease commitments disclosed as at December 31, 2018 and lease liabilities recognized on the Balance Sheet at January 1, 2019 is primarily due to non-lease components included in the commitments and the impact of discounting using the Corporation's incremental borrowing rate at January 1, 2019.
Update to Significant Accounting Policies
IFRS 16 provides a single recognition and measurement model for lessees to recognize assets and liabilities for contracts that are, or contain, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Corporation recognizes an ROU asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. Pengrowth presents ROU as part of Property, Plant and Equipment on the Consolidated Balance Sheet. The lease term includes periods covered by an option to extend if the Corporation is reasonably certain to exercise that option. In addition, the ROU is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation's incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero. Lease payments are applied against the lease obligation, with a portion reflected as interest expense using the effective interest rate method. Pengrowth presents lease liability as part of Provisions and Other Liabilities on the Consolidated Balance Sheet.

PENGROWTH Third Quarter 2019 Financial Results	7

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amount of assets, liabilities, income, and expenses. Actual results could differ significantly from these estimates. Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

•
Incremental borrowing rate: The incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying balance of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and lease term.

•	Lease term: Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.
COMPARATIVE FIGURES
Certain prior years' comparative figures have been reclassified to conform to presentation adopted in the current year.

3.	OTHER ASSETS

	As at
	September 30, 2019	December 31, 2018
Remediation trust fund - current	$41.9	$24.0
Remediation trust fund - non-current	44.7	74.0
Prepaid tax assessment	12.2	12.2
Prepaids and deposits	12.2	4.1
Inventory	7.8	5.7
Investment in sublease - current	0.4	—
Investment in sublease - non-current	1.8	—
	$121.0	$120.0

Current portion of other assets	$62.3	$33.8
Non-current portion of other assets	$58.7	$86.2

PENGROWTH Third Quarter 2019 Financial Results	8

4.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Right of use assets	Total
Balance, December 31, 2017	$3,792.8	$87.9	$24.9	$3,905.6
Capital additions	66.7	0.9	—	67.6
Property acquisitions	0.2	—	—	0.2
Transfer from E&E	58.6	—	—	58.6
Change in asset retirement obligations	21.9	—	—	21.9
Balance, December 31, 2018	$3,940.2	$88.8	$24.9	$4,053.9
Right-of-use assets on adoption	—	—	8.6	8.6
Right-of-use assets additions/revisions	—	—	(1.1)	(1.1)
Capital additions	15.0	0.7	—	15.7
Change in asset retirement obligations	36.8	—	—	36.8
Divestitures	(16.2)	—	—	(16.2)
Balance, September 30, 2019	$3,975.8	$89.5	$32.4	$4,097.7

Accumulated depletion, depreciation and impairment losses	Oil and natural gas assets	Other equipment	Right of use assets	Total
Balance, December 31, 2017	$2,718.1	$81.1	$2.2	$2,801.4
Depletion and depreciation for the period	159.2	1.9	1.2	162.3
Balance, December 31, 2018	$2,877.3	$83.0	$3.4	$2,963.7
Depletion and depreciation for the period	83.0	1.3	1.7	86.0
Impairment	150.0	—	—	150.0
Balance, September 30, 2019	$3,110.3	$84.3	$5.1	$3,199.7

Net book value	Oil and natural gas assets	Other equipment	Right of use assets	Total
Assets held for sale	$16.0	$—	$—	$16.0
Long term	1,046.9	5.8	21.5	1,074.2
Balance, December 31, 2018	$1,062.9	$5.8	$21.5	$1,090.2

Long term	865.5	5.2	27.3	898.0
Balance, September 30, 2019	$865.5	$5.2	$27.3	$898.0
The depreciation charge and carrying value relating to right of use assets by underlying asset category as at and for the nine months ended September 30, 2019 is as follows:

Right-of-use assets	Depreciation	Carrying value
Co-generation facility	$0.9	$20.6
Surface leases	—	0.9
Office lease	0.8	5.6
Construction camp	—	0.2
	$1.7	$27.3
During the nine months ended September 30, 2019, $0.7 million (September 30, 2018 – $1.4 million) of directly attributable general and administrative expenses were capitalized to PP&E.
At September 30, 2019, there were $5.3 billion (September 30, 2018 - $5.8 billion) of future development costs related to Pengrowth's key growth assets.

PENGROWTH Third Quarter 2019 Financial Results	9

IMPAIRMENT TESTING
At September 30, 2019, the Corporation's change in future development plans for Groundbirch, which were adjusted to match anticipated potential debt arrangements and low natural gas prices, was deemed to be an indicator of impairment. As such, Pengrowth evaluated its Groundbirch natural gas property for an impairment and determined the recoverable amount of the Cash Generating Unit ("CGU") was below the carrying amount, resulting in a $39.0 million PP&E impairment recorded in the third quarter of 2019.
The recoverable amount was computed with reference to the present value of the future cash flows expected to be derived from production of proved plus probable reserves and related contingent resources. The Groundbirch PP&E impairment test was primarily based on proved reserve values using a pre-tax discount rate of 10 percent, probable reserve values using a pre-tax discount rate of 12 percent and certain continent resources using a pre-discount rate of 15 percent, as estimated by Pengrowth’s independent reserves evaluator at December 31, 2018, updated with October 1, 2019 independent reserves evaluator forecast pricing, an inflation rate of 2 percent and the internally estimated impact of a deferral in timing of the development plans at Groundbirch. The recoverable amount was determined using value in use.
The estimates of Groundbirch recoverable amounts were determined based on the net present values of the CGU's natural gas reserves and resources using the following information, as applicable:

i.
Proved plus probable reserves and related contingent resources as estimated by Pengrowth’s independent reserves evaluator at December 31, 2018 adjusted to September 30, 2019 for price and development timing related economic revisions and year to date production;

ii.	The October 1, 2019 commodity price forecast of Pengrowth’s independent reserves evaluator as noted below; and

iii.	Estimated market discount rates.
Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

(a)
Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Change in future development plans and changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

(b) Oil and natural gas prices. Forward price estimates for oil and natural gas are used in the cash flow model.
Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

(c)
Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate cost of capital for potential acquirers of Pengrowth or Pengrowth’s CGUs. Changes in the general economic environment could result in significant changes to this estimate.

Below are the October 1, 2019 forward natural gas price estimates used in the September 30, 2019 impairment test:

AECO gas (1)
Year	(Cdn$/MMBtu)
2019	1.64
2020	1.90
2021	2.15
2022	2.40
2023	2.55
2024	2.75
2025	2.81
2026	2.87
2027	2.93
2028	2.98
Thereafter	+ 2.0 percent/yr

(1)	Refers to Alberta natural gas price point. Prices represent forecasted amounts as at October 1, 2019 by Pengrowth's independent reserves evaluator.
At September 30, 2019, the recoverable amount of the Groundbirch PP&E gas property was estimated to be approximately $151 million.

PENGROWTH Third Quarter 2019 Financial Results	10

A sensitivity analysis was performed on the PP&E impairment based on a 1 percent increase and 1 percent decrease in the discount rates which would have resulted in approximately $27 million increase or $21 million decrease in the September 30, 2019 impairment, respectively. A sensitivity analysis was also performed on impairment based on a 5 percent change in the forecast cash flow estimates which would have resulted in approximately $8 million change in the September 30, 2019 impairment.
In addition to the impairment recognized on the Groundbirch PP&E asset above, Pengrowth recognized a $24.0 million and $37.0 million impairment to the Northern and Southern CGUs, respectively, as the ability of the Corporation to recover the carrying value of these properties through sale or production has become increasingly challenging in light of deteriorating economic conditions.
The recoverable amount of the Northern and Southern CGUs was computed with reference to the present value of the future cash flows expected to be derived from production of proved plus probable reserves. The PP&E impairment test was primarily based on proved plus probable reserve values using a pre-tax discount rate of 12 percent, as estimated by Pengrowth’s independent reserves evaluator at December 31, 2018, updated with October 1, 2019 independent reserves evaluator forecast pricing and an inflation rate of 2 percent. The recoverable amount was determined using value in use. The estimates of the recoverable amounts were determined based on the net present values of the CGU's reserves and resources using the following information, as applicable:

i.	Proved plus probable reserves as estimated by Pengrowth’s independent reserves evaluator at December 31, 2018 adjusted to September 30, 2019 for price and year to date production;

ii.	The October 1, 2019 commodity price forecast of Pengrowth’s independent reserves evaluator as noted below; and

iii.	Estimated market discount rates.
Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

(a)
Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

(b) Oil and natural gas prices. Forward price estimates for oil and natural gas are used in the cash flow model.
Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

(c)
Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate cost of capital for potential acquirers of Pengrowth or Pengrowth’s CGUs. Changes in the general economic environment could result in significant changes to this estimate.

At September 30, 2019, the recoverable amount of the Northern CGU was approximately $10 million and the recoverable amount of the Southern CGU was $nil.
In the second quarter of 2019, the significant decline in the forward natural gas benchmark prices for the medium and long term was deemed to be an indicator of impairment. Pengrowth evaluated its Groundbirch natural gas property for an impairment and determined that the recoverable amount of the CGU was below the carrying amount, resulting in a $50.0 million PP&E impairment recorded in the second quarter of 2019.
Pengrowth therefore recorded a total of $150.0 million in PP&E impairments in the first nine months of 2019.

5.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2017	$232.0
Additions	0.2
Transfer to PP&E	(58.6)
Impairment	(91.0)
Balance, December 31, 2018	$82.6
Additions	0.3
Impairment	(45.0)
Balance, September 30, 2019	$37.9

PENGROWTH Third Quarter 2019 Financial Results	11

At September 30, 2019, the change in future development plans was deemed to be an indicator of impairment, as described in Note 4. In accordance with Pengrowth's policy, E&E assets are assessed in conjunction with the cash flow from the applicable PP&E CGU. Therefore, Pengrowth evaluated its Groundbirch E&E in conjunction with the associated CGU at September 30, 2019. It was determined that the recoverable amount of Groundbirch E&E was equivalent to the carrying amount and no impairment was recorded in the third quarter of 2019.
At September 30, 2019, the recoverable amount of the Groundbirch E&E was estimated to be approximately $31 million. The recoverable amount was computed with reference to the present value of the future cash flows expected to be derived from the contingent resources. Changes in future development plans, changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated. The Groundbirch E&E impairment test was based on contingent resources as estimated by Pengrowth’s independent reserves evaluator at December 31, 2018 updated with October 1, 2019 independent reserves evaluator forecast pricing, a pre-tax discount rate of 15 percent and an inflation rate of 2 percent. The recoverable amount was determined using value in use. See Note 4 to for more details.
A sensitivity analysis was performed on the E&E impairment based on a 5 percent change in the forecast cash flow estimates which would have resulted in approximately $2 million change in the E&E recoverable amount at September 30, 2019. Using a 20 percent discount rate for the contingent resource would have resulted in a lower recoverable amount by approximately $22 million, while using a 10 percent discount rate would have resulted in a higher recoverable amount by approximately $68 million.
As discussed in Note 4, the significant decline in the forward natural gas benchmark prices was deemed to be an indicator of impairment at June 30, 2019. In accordance with Pengrowth's policy, E&E assets are assessed in conjunction with the cash flow from the applicable PP&E CGU. Therefore, Pengrowth evaluated its Groundbirch E&E in conjunction with the associated CGU at June 30, 2019. It was determined that the recoverable amount of Groundbirch E&E was below the carrying amount and a $45.0 million impairment was recorded in the second quarter of 2019.

6.	LONG TERM DEBT AND FINANCIAL COVENANTS

LONG TERM DEBT

	As at
	September 30, 2019	December 31, 2018
U.S. dollar denominated secured term notes:
28.1 million at 5.49 percent due November 18, 2019 (1)	$37.2	$38.3
94.1 million at 7.98 percent due May 11, 2020	124.6	128.3
85.2 million at 6.07 percent due October 18, 2022	112.8	116.2
158.9 million at 6.17 percent due October 18, 2024	210.4	216.7
	$485.0	$499.5
U.K. pound sterling denominated secured term notes:
12.1 million at 5.45 percent due November 18, 2019 (1)	$19.7	$21.1
Canadian dollar secured term notes:
20.5 million at 6.74 percent due October 18, 2022	$20.5	$20.5

Canadian dollar term Credit Facility borrowings	$180.0	$173.5
Total long term debt	$705.2	$714.6

Current portion of long term debt	$361.5	$232.9
Non-current portion of long term debt	$343.7	$481.7

(1)	Prior to September 30, 2019, the due date was October 18, 2019.
At September 30, 2019, Pengrowth had in place a secured $180 million revolving committed term Credit Facility, with a maximum $5 million cash on hand provision, supported by a broad syndicate of domestic and international banks with a scheduled maturity date of October 31, 2019 which has been subsequently extended to November 29, 2019.

PENGROWTH Third Quarter 2019 Financial Results	12

On November 1, 2019, Pengrowth announced that it has reached a further agreement to extend the maturity date under its Credit Facility to November 29, 2019, subject to conditions below. The Corporation's Credit Facility is provided by a broad syndicate of domestic and international banks and had a scheduled maturity of October 31, 2019. The extension of the maturity to November 29, 2019 was supported by 100 percent of the lenders in Pengrowth’s banking syndicate.
Pengrowth previously obtained a 30-day extension of the maturity date of its U.S.$28.1 million and UK pound sterling 12.1 million Secured Term Notes ("Near Term Secured Notes"), which as a result of that extension have a scheduled maturity date of November 18, 2019. In the event that Pengrowth does not obtain, by November 15, 2019, a further extension of the maturity of such Near Term Secured Notes to a date not earlier than November 29, 2019, the maturity date of the Credit Facility will be November 15, 2019 pursuant to the terms of the amending agreement with Pengrowth’s lenders.
See Note 1 and Note 17 for more detail.
The Credit Facility carried floating interest rates that range between 3.6 percent and 5.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At September 30, 2019, the available facility had drawings of $180.0 million (December 31, 2018 – $173.5 million) and letters of credit in the amount of $55.0 million (December 31, 2018 – $75.6 million).
FINANCIAL COVENANTS
Pursuant to the debt amending agreements dated October 12, 2017, amendments to the existing financial covenants were effective through to and including the quarter ending September 30, 2019 in the case of the secured term notes and Credit Facility (the "Waiver Period"). The only applicable covenant during the Waiver Period is the trailing 12 month Adjusted EBITDA to Interest and Financing Charges (the "Interest Coverage" ratio). The Interest Coverage ratio changes each quarter until the fourth quarter of 2019 after which it remains at 4.0 times. Also, after the Waiver Period the Debt to Adjusted EBITDA ratio covenant of 3.5 times, and the Debt to Book Capitalization ratio covenant of 55 percent, will be applicable commencing in the fourth quarter of 2019.
During the Waiver Period, the trailing 12 month Interest Coverage minimum ratio covenant is revised as follows:

Year	Q1	Q2	Q3	Q4
2019	1.13 times	1.19 times	1.23 times	4.0 times
The calculation of the Interest Coverage ratio is based on specific definitions within the agreements and contains adjustments pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. See Financial Resources and Liquidity section of the September 30, 2019 MD&A for more information.
Pengrowth's Interest Coverage ratio was 2.23 times at September 30, 2019, which was above the third quarter of 2019 minimum compliance covenant of 1.23 times.
All loan agreements and amendments can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.

PENGROWTH Third Quarter 2019 Financial Results	13

7.	PROVISIONS AND OTHER LIABILITIES
Provisions and other liabilities are composed of Asset Retirement Obligations ("ARO"), finance leases, onerous lease contracts and other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Finance leases	Onerous lease contracts	Other liabilities	Total
Balance, December 31, 2017	$236.7	$34.2	$26.2	$2.3	$299.4
Incurred during the period	1.4	—	6.8	(0.4)	7.8
Property dispositions	(0.9)	—	—	—	(0.9)
Expenditures on remediation/provisions settled	(23.2)	(0.8)	(5.6)	(0.2)	(29.8)
Discount rate changes (1)	24.6	—	—	—	24.6
Other revisions	(4.1)	—	(3.2)	—	(7.3)
Accretion	5.4	—	1.6	—	7.0
Balance, December 31, 2018	$239.9	$33.4	$25.8	$1.7	$300.8
Lease liability related to adoption of IFRS 16	—	36.8	(25.8)	—	11.0
Incurred during the period	—	—	—	(0.2)	(0.2)
Property dispositions	(16.2)	—	—	—	(16.2)
Expenditures on remediation/provisions settled	(29.1)	(3.6)	—	(0.4)	(33.1)
Discount rate changes (2)	55.7	—	—	—	55.7
Other revisions	(6.7)	(1.1)	—	—	(7.8)
Accretion	3.6	—	—	—	3.6
Balance, September 30, 2019	$247.2	$65.5	$—	$1.1	$313.8

(1)	Related to the change in the inflation rate from 1.5 percent to 2.0 percent. The offset was recorded in PP&E.

(2)
Related to the change in the discount rate from 2.3 percent to 1.5 percent in response to the Bank of Canada long term bond rate decrease. For assets with remaining useful life, the offset was recorded in PP&E. For assets with no remaining useful life, the offset was recognized in the Statement of Income (Loss) as a change in other decommissioning liabilities.

As at September 30, 2019	Asset retirement obligations	Finance leases	Onerous lease contracts	Other liabilities	Total
Current	$52.3	$11.0	$—	$—	$63.3
Long term	194.9	54.5	—	1.1	250.5
	$247.2	$65.5	$—	$1.1	$313.8

As at December 31, 2018
Current including assets held for sale (1)	$50.0	$0.7	$4.9	$0.1	$55.7
Long term	189.9	32.7	20.9	1.6	245.1
	$239.9	$33.4	$25.8	$1.7	$300.8

(1)	Includes $16.0 million of asset retirement obligation related to assets held for sale at December 31, 2018.
The disposition of certain Southern Alberta conventional assets with its related ARO for over 100 wells of $16.0 million, presented as liabilities associated with assets held for sale at December 31, 2018, successfully closed for nominal cash proceeds in the first quarter of 2019.

PENGROWTH Third Quarter 2019 Financial Results	14

(i) ARO
The following assumptions were used to estimate the ARO liability:

	As at
	September 30, 2019	December 31, 2018
Total escalated future costs	$403.7	$491.7
Discount rate, per annum	1.5%	2.3%
Inflation rate, per annum	2.0%	2.0%
The decrease in escalated future liability at September 30, 2019 relative to December 31, 2018 is primarily a result of the disposition noted above combined with settlement of liabilities.
The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related assets. The depreciable amounts of the assets are depreciated over their useful life. Changes to the decommissioning liability after the assets have reached the end of their useful life are reflected in the Statement of Income (Loss) in the period in which they occur.
Until December 2018, Pengrowth had been contributing to an externally managed trust fund established to fund abandonment and reclamation costs associated with Sable Offshore Energy Project ("SOEP"). The total balance of the SOEP remediation trust fund at September 30, 2019 was $86.6 million (December 31, 2018 - $98.0 million) and was included in Other Assets on the Consolidated Balance Sheets. The fund balance is a pre-funding of Pengrowth's entire share of the estimated costs of the SOEP abandonment and remediation and is currently in excess of the escalated future liability. The abandonment and decommissioning work at SOEP has begun and is planned to be completed by December 2021.
The majority of the abandonment and reclamation costs on other assets, not covered by a fund, are expected to be incurred between 2035 and 2080.
(ii) FINANCE LEASES
The following table presents the future commitments associated with Pengrowth's lease obligations as at September 30, 2019:

Less than one year	$11.0
1 - 5 years	52.1
More than 5 years	44.9
Total lease payments	$108.0
Interest	(42.5)
Total	$65.5
Total variable lease payments not included in the measurement of lease liabilities were $1.3 million for the nine months ended September 30, 2019. These payments are recognized in the Consolidated Statements of Income (Loss).
For more information about the adoption of IFRS 16, see Note 2.

PENGROWTH Third Quarter 2019 Financial Results	15

8.	DEFERRED INCOME TAXES
As at September 30, 2019, Pengrowth did not recognize deductible temporary differences of approximately $1.9 billion primarily consisting of approximately $1.6 billion of non-capital losses and other temporary differences (PP&E and other). These losses expire between 2027 and 2039.
A reconciliation of the deferred income tax recovery calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Nine months ended
	September 30, 2019	September 30, 2018
Income (loss) before taxes	(228.0)	($69.5)
Combined federal and provincial tax rate	26.64%	27.08%
Expected income tax expense (recovery)	($60.7)	($18.8)
Change in unrecognized deferred tax asset	(12.8)	3.9
Impact of change in corporate tax rate (1)	73.7	—
Foreign exchange (gain) loss (2)	(1.0)	0.8
Other including share based compensation	0.8	0.9
Deferred income tax expense (recovery)	$—	($13.2)
(1) Reflects the decrease in Alberta income tax rate from 12 percent to 8 percent over the next four years.
(2) Reflects the 50 percent non-taxable (deductible) portion of foreign exchange gains and losses and related risk management contracts.

9.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Nine months ended		Year ended
	September 30, 2019		December 31, 2018
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	556,117	$4,838.1	552,246	$4,829.7
Share based compensation (non-cash exercised)	3,997	5.1	3,871	8.4
Balance, end of period	560,114	$4,843.2	556,117	$4,838.1

10.	LONG TERM INCENTIVE PLANS ("LTIP")
(i) SHARE-SETTLED LTIP
A rolling and reloading plan with a maximum of 10 percent of the Corporation's issued and outstanding common shares may be reserved for issuance under all share-settled compensation plans in the aggregate, as approved by shareholders.
As at September 30, 2019, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 4.3 percent of the Corporation's issued and outstanding common shares, which is within the limit.

PENGROWTH Third Quarter 2019 Financial Results	16

(a) Performance Share Units ("PSUs") and Restricted Share Units ("RSUs")
The following table provides a continuity of the share-settled PSUs and RSUs:

(number of share units - 000's)	PSUs	RSUs
Outstanding, December 31, 2017	5,034	7,383
Granted	—	3,006
Forfeited	(1,449)	(2,444)
Exercised	(826)	(3,045)
Performance adjustment	(138)	—
Outstanding, December 31, 2018	2,621	4,900
Granted (1)	—	2,643
Forfeited	(85)	(662)
Exercised	(1,401)	(2,504)
Performance adjustment	(176)	—
Outstanding, September 30, 2019	959	4,377

(1)	Based on a 5 day weighted average share prices of $0.51 and $0.57.
Pengrowth's Board may determine, in its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable. No new PSUs are granted under the current LTIP.
(b) Stock Option Plan
Pengrowth's Stock Option Plan provides certain employees with the opportunity to exercise options to purchase common shares of the Corporation. Option exercise prices approximate the market price for the common shares on the date of issuance, vest in three even tranches on the first, second and third anniversary of the grant date and expire after seven years. Compensation expense associated with the options is determined based on the grant date fair value and amortized over the vesting period.
The following table provides a continuity of stock options outstanding:

(number of option units - 000's)	Number outstanding	Weighted average price
Outstanding, December 31, 2017	—	$—
Granted	9,468	$0.87
Forfeited	(141)	$0.87
Outstanding, December 31, 2018	9,327	$0.87
Granted	9,733	$0.57
Forfeited	(1,076)	$0.81
Outstanding, September 30, 2019	17,984	$0.71
The range of exercise prices of stock options outstanding and exercisable at September 30, 2019 was as follows:

Range of exercise prices	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (thousands)	Weighted average exercise price
$0.57 - $0.85	9,548	6.45	$0.57	—	$—
$0.86 - $1.05	8,436	5.74	$0.87	2,812	$0.87
Pengrowth uses the Black-Scholes pricing model to calculate the fair value of stock options granted using an estimated forfeiture rate, volatility, risk free interest rate and expected life. The fair value is recorded as stock-based compensation expense over the vesting period with a corresponding amount reflected in contributed surplus. When stock options are exercised, the cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital.

PENGROWTH Third Quarter 2019 Financial Results	17

Estimated fair values for the stock options granted to date in 2019 were calculated using the following weighted average assumptions:

Fair value per option	$0.31
Risk free interest rate	1.64%
Expected volatility (1)	68.12%
Expected life (years)	4.5
Expected forfeiture rate	15.0%
(1) Expected volatility has been based on historical share volatility of the Corporation.
(ii) PREVIOUS LTIP
As at September 30, 2019, 113,834 common shares (December 31, 2018 - 163,867 common shares) were reserved for issuance under the Deferred Entitlement Share Unit ("DESU") Plan. As at September 30, 2019, 156,940 common shares (December 31, 2018 - 198,477 common shares) were reserved for issuance under the Deferred Share Unit ("DSU") plan.
(iii) CASH-SETTLED LTIP
(a) Cash-Settled Restricted Share Units ("Cash-Settled RSUs")
Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest in three even tranches on the first, second and third anniversary of the grant date. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. During the nine months ended September 30, 2019, compensation expense of $0.1 million (September 30, 2018 - $0.2 million reduction) was recognized in the Consolidated Statements of Income (Loss) with a corresponding increase or decrease in liabilities. As at September 30, 2019, $0.1 million (December 31, 2018 - $0.3 million) of total liability was recorded in the Consolidated Balance Sheets classified as a short term liability based on the expected payout dates. No grants were made in 2019 and no new Cash-Settled RSUs will be granted under the current LTIP. The revaluation of the cash-settled RSUs continues until settlement.
(b) Cash-Settled Phantom Deferred Share Units ("Phantom DSUs")
Independent members of the Board of Directors receive cash-settled Phantom DSUs. Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason, subject to the right to defer payment until up to December 31 of the year following their departure from the Board.
As at September 30, 2019, Phantom DSUs awarded to Directors had a corresponding liability of $0.6 million (December 31, 2018 - $1.2 million). For the nine months ended September 30, 2019, Pengrowth recorded a $0.2 million compensation reduction (September 30, 2018 - $1.0 million expense) related to Phantom DSUs. The revaluation of the cash-settled Phantom DSUs continues until settlement.
The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2017	2,903	1,376
Granted	—	847
Forfeited	(1,312)	—
Exercised	(887)	(155)
Outstanding, December 31, 2018	704	2,068
Granted	—	995
Forfeited	(38)	—
Exercised	(488)	(723)
Outstanding, September 30, 2019	178	2,340

PENGROWTH Third Quarter 2019 Financial Results	18

TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both general and administrative and operating expenses on the Consolidated Statements of Income (Loss) and are composed of the following:

	Nine months ended
	September 30, 2019	September 30, 2018
Non-cash PSU and RSU expense	$1.0	$2.5
Non-cash stock options expense	2.1	0.8
Amounts capitalized in the period	—	(0.2)
Non-cash share based compensation expense	$3.1	$3.1
Cash-settled RSUs (reduction) expense	0.1	(0.2)
Cash-settled Phantom DSUs (reduction) expense	(0.2)	1.0
Total share based compensation expense	$3.0	$3.9

11.	REVENUE
The following table presents Pengrowth’s oil and gas sales disaggregated by revenue source:

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Bitumen	$71.4	$85.5	$219.2	$218.9
Natural gas sold to third party (1)	—	2.4	1.0	12.8
Light oil	1.7	4.4	6.4	13.7
Natural gas liquids	0.2	0.5	1.0	3.2
Diluent sold	44.7	52.8	159.0	163.9
Processing income	0.2	0.6	0.8	1.5
Sale of other product purchased for resale	—	1.0	3.5	7.0
Total oil and gas sales	$118.2	$147.2	$390.9	$421.0

(1)
Starting April 1, 2018, a portion of natural gas delivered from Groundbirch to the Nova Gas Transmission Limited system is used in other operations as energy costs. As such, $2.0 million and $7.8 million related to natural gas used in internal operations are not included in total oil and gas sales for the three and nine months ended September 30, 2019, respectively.

12.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Three months ended		Nine months ended
	September 30		September 30
Cash provided by (used for):	2019	2018	2019	2018
Accounts receivable and other current assets (1)	($5.2)	$6.8	$(18.2)	$12.6
Accounts payable	(2.8)	(9.1)	(19.9)	(45.1)
	($8.0)	($2.3)	$(38.1)	$(32.5)

(1)	Includes accounts receivable, inventory and prepaids.
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Nine months ended
	September 30		September 30
Cash used for:	2019	2018	2019	2018
Accounts payable, including capital accruals	$0.1	($2.0)	$(4.4)	$(11.2)

PENGROWTH Third Quarter 2019 Financial Results	19

13.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Three months ended		Nine months ended
	September 30		September 30
(000's)	2019	2018	2019	2018
Weighted average number of shares - basic and diluted	560,114	556,117	558,923	554,997
For the three and nine months ended September 30, 2019, there were no dilutive effects of stock options, RSUs, PSUs, DSUs or DEUs due to the Corporation incurring net losses during these periods.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Commodity Price Contracts
As at September 30, 2019, Pengrowth had the following financial contracts outstanding:

Financial Crude Oil Contracts

WCS Differential Swaps
Reference point	Remaining term	Volume of dilbit (bbl/d)	Price per bbl (U.S.$)
Western Canada Select	Oct. 1, 2019 - Dec. 31, 2019	5,000	WTI less $20.88

WTI Swaps
Reference point	Remaining term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	Oct. 1, 2019 - Dec. 31, 2019	3,000	$59.92
Financial Risk Management Contracts Sensitivity to Commodity Prices as at September 30, 2019

WCS differentials	Cdn$1 decrease in future WCS differential	Cdn$1 increase in future WCS differential
Increase (decrease) to fair value of financial differential risk management contracts	($0.3)	$0.3

WTI Swaps	Cdn$1/bbl increase in WTI	Cdn$1/bbl decrease in WTI
Increase (decrease) to fair value of oil risk management contracts	($0.2)	$0.2

PENGROWTH Third Quarter 2019 Financial Results	20

Physical Delivery Contracts
As at September 30, 2019, physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. The prices per bbl, as per the table below, include an apportionment protection fee to guarantee flow assurance in the event export pipelines are restricted. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

WCS Differentials
Reference point	Remaining term	Volume of dilbit (bbl/d)	Price per bbl (U.S.$)
Western Canada Select	Oct. 1, 2019 - Dec. 31, 2019	2,500	WTI less $17.95
Western Canada Select	Oct. 1, 2019 - Dec. 31, 2019	2,500	WTI less $23.60 - $26.35
Western Canada Select	Oct. 1, 2019 - Dec. 31, 2019	5,000	WTI less $17.70 - $20.45
Western Canada Select	Oct. 1, 2019 - Feb. 1, 2020	2,500	WTI less $20.40 - $23.40
Western Canada Select	Jan. 1, 2020 - Dec. 31, 2020	5,000	WTI less $17.00
Pengrowth has also entered into a secured term sale agreement at Hardisty for an additional 5,000 bbl/d of diluted bitumen for 2019 that are 100 percent apportionment protected. These agreements will settle at the monthly WCS Index less an apportionment protection fee of U.S.$2.00/bbl.
Subsequent to September 30, 2019, Pengrowth has entered into the following financial contracts:

Financial Crude Oil Contracts:
WTI Swaps
Reference point	Remaining term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	Nov. 1, 2019 - Dec. 31, 2019	6,000	$56.05
Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract upon issuing the U.K. pound sterling term debt. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt. The outstanding contract at September 30, 2019 is as follows:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped (1)	Fixed rate (Cdn$1 = U.K. pound sterling)
12.1	15.0	124%	0.63

(1)	Exceeds 100 percent as swaps were not liquidated when a portion of the principal amount of term note was early repaid in 2017.
Subsequent to September 30, 2019, the entire U.K. foreign exchange swap contract was settled with Cdn$1.5 million of proceeds.
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt. The outstanding contracts at September 30, 2019 are as follows:

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
366.3	240.0	66%	0.75
Subsequent to September 30, 2019, U.S.$35 million of the foreign exchange swap contracts were settled with $nil proceeds.

PENGROWTH Third Quarter 2019 Financial Results	21

Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following table summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at September 30, 2019	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$3.7	$0.1
Unrealized foreign exchange risk management gain or loss	(2.4)	(0.1)
Net pre-tax impact on Consolidated Statements of Income (Loss)	$1.3	$—
Interest Rate Sensitivity - Bank Interest Cost
As at September 30, 2019, Pengrowth had $705.2 million of current and non-current long term debt (December 31, 2018 - $714.6 million) of which $180.0 million was based on floating interest rates (December 31, 2018 - $173.5 million). An increase of 1 percent in interest rates would increase pre-tax interest expense by approximately $1.4 million for the nine months ended September 30, 2019 (September 30, 2018 - $1.2 million), assuming the amount was outstanding for the entire period.
Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the period ended September 30, 2019	Commodity contracts (1)	Foreign exchange contracts (2)	Total
Current portion of risk management assets	$—	$0.5	$0.5
Non-current portion of risk management assets	—	0.7	0.7
Current portion of risk management liabilities	(2.3)	(1.2)	(3.5)
Risk management assets (liabilities), end of period	($2.3)	$—	($2.3)
Less: Risk management assets (liabilities) at beginning of period	(4.2)	8.0	3.8
Unrealized gain (loss) on risk management contracts for the period	$1.9	($8.0)	($6.1)
Realized gain (loss) on risk management contracts for the period	(16.3)	—	(16.3)
Total unrealized and realized gain (loss) on risk management contracts for the period	($14.4)	($8.0)	($22.4)

As at and for the period ended September 30, 2018	Commodity contracts (1)	Foreign exchange contracts (2)	Total
Non-current portion of risk management assets	$—	$1.4	$1.4
Current portion of risk management liabilities	(26.4)	—	(26.4)
Non-current portion of risk management liabilities	—	(12.3)	(12.3)
Risk management assets (liabilities), end of period	($26.4)	($10.9)	($37.3)
Less: Risk management assets (liabilities) at beginning of period	(39.8)	(16.9)	(56.7)
Unrealized gain (loss) on risk management contracts for the period	$13.4	$6.0	$19.4
Realized gain (loss) on risk management contracts for the period	(57.1)	—	(57.1)
Total unrealized and realized gain (loss) on risk management contracts for the period	($43.7)	$6.0	($37.7)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized and realized gains and losses are included under Foreign exchange (gain) loss in the Consolidated Statements of Income (Loss). See Note 15.

PENGROWTH Third Quarter 2019 Financial Results	22

Fair Value
The fair value of cash and cash equivalents, accounts receivable, accounts payable and bank indebtedness approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term Credit Facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust fund is equal to its carrying amount as this asset is carried at its estimated fair value. The following tables provide fair value measurement information for other financial assets and liabilities.

			Fair value measurements using:
As at September 30, 2019	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust fund	$86.6	$86.6	$86.6	$—	$—
Fair value of risk management contracts	1.2	1.2	—	1.2	—

Financial Liabilities
U.S. dollar denominated secured term notes	485.0	526.6	—	526.6	—
Cdn dollar secured term notes	20.5	22.3	—	22.3	—
U.K. pound sterling denominated secured term notes	19.7	19.7	—	19.7	—
Fair value of risk management contracts	3.5	3.5	—	3.5	—

			Fair value measurements using:
As at December 31, 2018	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust fund	$98.0	$98.0	$98.0	$—	$—
Fair value of risk management contracts	8.0	8.0	—	8.0	—

Financial Liabilities
U.S. dollar denominated secured term notes	499.5	533.2	—	533.2	—
Cdn dollar secured term notes	20.5	22.3	—	22.3	—
U.K. pound sterling denominated secured term notes	21.1	21.4	—	21.4	—
Fair value of risk management contracts	4.2	4.2	—	4.2	—

15.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Currency exchange rate (Cdn$1 = U.S.$) at beginning of period	$0.76	$0.76	$0.73	$0.80
Currency exchange rate (Cdn$1 = U.S.$) at period end	$0.76	$0.77	$0.76	$0.77
Unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$5.0	($9.1)	($16.0)	$12.1
Unrealized (gain) loss on foreign exchange risk management contracts	(4.0)	6.1	8.0	(6.0)
Net unrealized foreign exchange (gain) loss	$1.0	($3.0)	($8.0)	$6.1

Net realized foreign exchange (gain) loss	$—	$0.1	$0.3	($0.4)

16.	COMMITMENTS

	Q4 2019	2020	2021	2022	2023	Thereafter	Total
Operating leases	0.4	1.7	1.7	1.9	2.0	2.3	10.0
Pipeline transportation	9.9	39.9	41.4	40.9	40.7	233.1	405.9
Power infrastructure and other (1)	10.4	0.2	0.2	0.2	0.2	3.9	15.1
	$20.7	$41.8	$43.3	$43.0	$42.9	$239.3	$431.0

(1)	Q4 2019 includes $8.1 million of possible contract cancellation costs related to the Corporation's power infrastructure contracts.
As at September 30, 2019, total commitments were $431.0 million, of which $405.9 million relates to various firm transportation agreements for natural gas and diluted bitumen. Total commitments also reflect contracts associated with the power infrastructure and other operating and maintenance agreements in addition to the non-lease components related to the office lease contracts.

17.	SUBSEQUENT EVENTS
On November 1, 2019, Pengrowth announced that it has entered into a definitive arrangement agreement ("Arrangement Agreement") with Cona Resources Ltd. (the "Purchaser"), a portfolio company of Waterous Energy Fund, pursuant to which the Purchaser has agreed to repay the outstanding principal amount and accrued interest to the date of the Arrangement Agreement owing under the Corporation's credit facility ("Credit Facility") and all secured term notes (the "Secured Notes", and together with the Credit Facility, the "Secured Debt") and acquire all of Pengrowth’s outstanding common shares for aggregate per share consideration (the “Share Consideration”) of Cdn$0.05 and a pro-rata portion of any funds that may be received by Pengrowth as a result of a pending litigation matter.
The proposed transaction (the "Transaction") is to be completed by way of plan of arrangement under the Business Corporations Act (Alberta). The aggregate value of the Transaction, including the share consideration of Cdn$0.05 per share, the repayment of the Secured Debt and the assumption of the Transaction costs by the Purchaser, is approximately $740 million.
Under the Transaction, the Purchaser will acquire all of the outstanding common shares of Pengrowth in exchange for the Share Consideration. Pengrowth’s lenders and noteholders (collectively the "Secured Debtholders") will receive an aggregate cash payment equal to the aggregate principal amount owing under the Secured Debt up to closing of the Transaction, plus accrued and unpaid interest to the date of the Arrangement Agreement. The Secured Debtholders will also be entitled to accrued interest on the Secured Debt for the period from and after January 1, 2020 in the event the Transaction does not close by December 31, 2019. The total consideration being offered to Secured Debtholders represents a discount on the aggregate amount owing to the Secured Debtholders. The consideration paid to Secured Debtholders will be allocated pro rata amongst individual holders pursuant to the intercreditor agreement between the Secured Debtholders.

PENGROWTH Third Quarter 2019 Financial Results	23

The Corporation will seek approval of the Transaction by the Secured Debtholders and Pengrowth’s shareholders at special meetings expected to be held on or about December 18, 2019 (the "Special Meetings"). The Transaction will require the approval of (a) 66.67 percent of the votes cast by the shareholders present in person or by proxy at the Special Meeting of shareholders, and (b) a majority of Secured Debtholders in number holding not less than 66.67 percent of the Secured Debt voting together in a single class at the Special Meeting of Secured Debtholders.
The Transaction is subject to various closing conditions, including receipt of Court approval, the required Pengrowth stakeholder approvals at the Special Meetings and certain regulatory approvals, including Competition Act (Canada) approval.
The Arrangement Agreement contains customary representations and warranties of each party and interim operational covenants of Pengrowth. The Arrangement Agreement also provides for, among other things, customary board support and non-solicitation covenants, subject to a fiduciary out for unsolicited superior proposals in favor of Pengrowth and a provision for the right to match superior proposals in favor of the Purchaser.
The Arrangement Agreement provides for a mutual non-completion fee of $45 million payable in the event that the Transaction is not completed or is terminated by either party in certain circumstances, including if Pengrowth enters into an agreement with respect to a superior proposal or if the Pengrowth Board withdraws or modifies its recommendation with respect to the proposed Transaction.
In the event that Secured Debtholders representing a majority in number of Secured Debtholders holding at least 66.67 percent of the Secured Debt have not executed and delivered support agreements on or before November 15, 2019, the Purchaser may terminate the Arrangement Agreement. In such circumstances the Purchaser may seek within ten days of the termination of the Arrangement Agreement to implement an Alternative Transaction where Pengrowth shareholders may not receive any consideration or nominal consideration.
On November 1, 2019, Pengrowth also announced that it reached a further agreement to extend the maturity date under its Credit Facility to November 29, 2019, subject to conditions below. The Corporation’s Credit Facility is provided by a broad syndicate of domestic and international banks and had a scheduled maturity of October 31, 2019. The extension of the maturity to November 29, 2019 was supported by 100 percent of the lenders in Pengrowth’s banking syndicate.
Pengrowth previously obtained a 30-day extension of the maturity date under its Near Term Secured Notes (as further defined in Note 6), which as a result of that extension have a scheduled maturity date of November 18, 2019. In the event that Pengrowth does not obtain, by November 15, 2019, a further extension of the maturity of Near Term Secured Notes to a date not earlier than November 29, 2019, the maturity date of the Credit Facility will be November 15, 2019 pursuant to the terms of the amending agreement with Pengrowth’s lenders. Pengrowth is seeking to enter into support agreements with the Secured Debtholders pursuant to which the Secured Debtholders agree to support the Transaction and deliver such consents as may be necessary in connection with the completion of the Transaction, including the further extension of maturity dates under the Secured Debt pending the completion of the Transaction.
Notwithstanding the foregoing, there is no guarantee or assurance that the Transaction will be completed. If the Arrangement Agreement is terminated and the Transaction is not completed, the Corporation anticipates that Pengrowth shareholders may not receive any consideration or nominal consideration.

PENGROWTH Third Quarter 2019 Financial Results	24